Exhibit 99.1

iClick Interactive Asia Group Limited Commences Follow-on Offering of

Up to 7,922,787 American Depositary Shares

New York, September 1, 2020: iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced the commencement of a follow-on offering of up to 7,922,787 American depositary shares (the “ADSs”), with two ADSs representing one Class A ordinary share of the Company, par value US$0.001 per share (the “Offering”).

Of the ADSs being offered, up to 6,300,000 ADSs are being offered by iClick, and up to 1,622,787 ADSs are being offered by Sumitomo Corporation Equity Asia Limited, a selling shareholder. iClick will not receive any proceeds from the sale of ADSs by such selling shareholder. In connection with the Offering, iClick intends to grant the underwriters a 30-day option to purchase up to an additional 15% of the total ADSs sold in the Offering. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or final terms of the Offering.

BofA Securities, Inc. is acting as the lead left book-running manager for the Offering, with China Renaissance Securities (Hong Kong) Limited, ICBC International Securities Limited1 and A.G.P./ Alliance Global Partners acting as joint book-running managers for the Offering.

The Offering will be made pursuant to the Company’s shelf registration statement on a Form F-3 filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2019, which became effective on July 15, 2019. A prospectus supplement related to the Offering will be filed with the SEC. Before you invest, you should read the shelf registration statement, prospectus supplement (including the accompanying base prospectus) and the documents incorporated by reference therein.  You may get these documents for free by visiting EDGAR on the SEC website at: www.sec.gov.  Electronic copies of the preliminary prospectus supplement and the related base prospectus may be obtained from BofA Securities, Inc., NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department or by emailing dg.prospectus_requests@bofa.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor will there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This press release contains information about the Offering, and there can be no assurance that the Offering will be completed.

[1]

ICBC International Securities Limited is not a broker-dealer registered with the United States Securities Exchange Commission, and has not and will not offer or sell any of the Company's ADSs in the United States.

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favorable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; and general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F, in the prospectus supplement related to the Offering (when available) and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and none of the Company nor the underwriters undertakes any obligation to update any forward-looking statement.

For investor inquiries, please contact:

In China: iClick Interactive Asia Group Limited Lisa Li Phone: +86-21-3230-3931 #892 E-mail: ir@i-click.com	In the United States: Core IR John Marco Tel: +1-516-222-2560 E-mail: johnm@coreir.com